

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2023

Lisa Tang
Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210
People's Republic of China

> **Re: Boqii Holding Ltd**
> **Form 20-F for the Fiscal Year Ended March 31, 2023**
> **File No. 001-39547**

Dear Lisa Tang:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program

cc: Li He